Exhibit 99.2

[Glenhill Capital Letterhead]

                           March 16, 2007

Elias Vamvakas
Chairman of the Board of Directors
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario L4W 5M8
Canada

Dear Mr. Vamvakas:

As you are aware, Glenhill Advisors, LLC and certain of its affiliates beneficially own, in the aggregate, approximately 13.9% of the outstanding common stock of TLC Vision Corporation.

As we do with each of our portfolio companies, we are carefully monitoring the business, operations and financial performance of TLC Vision. We are concerned that TLC Vision is currently underperforming in a variety of respects and that if it continues on its current course, TLC Vision’s business and financial prospects may be significantly negatively impacted, and the availability of any viable strategic alternatives may be significantly limited, as a result.

Therefore, we intend to continue to review carefully our investment in TLC Vision and in the near term may seek to engage in discussions with TLC Vision’s management and Board of Directors with respect to TLC Vision’s business, operations, financial condition and prospects, and the potential to increase shareholder value through improved operations and strategies, which may include potential strategic alternatives.  Although we have no intention at this time to take any particular action, in the course of monitoring our investment we are exploring all of our options, including with respect to corporate governance and management and Board composition. In connection with the foregoing, we may also seek to engage in discussions with other stockholders of TLC Vision and other relevant parties concerning the business, operations, strategy and future plans of TLC Vision.

                            Sincerely,

                            /s/ Glenn J. Krevlin

                            Glenn J. Krevlin